Ex 17.1

January 22, 2014

Strategic Realty Trust, Inc.

Board of Directors

400 South El Camino Real, Suite 1100

San Mateo, CA 94402

Ladies and Gentlemen:

I, Anthony Thompson, hereby resign from the board of directors of Strategic Realty Trust, Inc. (the “Company”) effective as of the Effective Time as defined in the settlement agreement dated January 22, 2014 between the Company, the group calling themselves the SRT Shareholders Coalition and Glenborough Property Partners, LLC.

Pursuant to Article XII of the bylaws of the Company, I hereby waive notice of the meeting of the board of directors held on January 22, 2014.

Very truly yours,

/s/ Anthony Thompson
Anthony Thompson